Form C

Cover Page

Name of issuer:

The Pad Vegas Inc

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

NV

Date of organization:

9/23/2019

Physical address of issuer:

888 Ricardo Court
San Luis Obispo, CA 93401

Website of issuer:

https://thepadclimbing.org/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [ ] Preferred Stock
- [x] Debt
- [ ] Other

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$800,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$116,506.61	$191,366.00
Cash & Cash Equivalents:	$65,342.02	$85,101.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$93,877.00	$484,996.00
Non-Current Liabilities:	$15,000.00	$15,000.00

Revenues/Sales:	$12,331.00	$862,103.00
Cost of Goods Sold:	$1,682.00	$117,857.00
Taxes Paid:	$0.00	$0.00
Net Income:	($521,357.00)	($79,710.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Pad Vegas Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Yishai Horowitz	Founder + CBD	The Pad Climbing	2025
Kristin Horowitz	CEO	The Pad Climbing	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Yishai Horowitz	President	2019
Kristin Horowitz	CEO, Treasurer, Secretary	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
The Pad Climbing (31.99% owned by Digital Trust FBO: Paul Orrungroj)	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Pad Vegas represents a new facility in the Las Vegas market, where The Pad previously operated a climbing gym in Henderson from

2019 through 2025. While The Pad Climbing operates multiple locations in other states, each new gym faces unique local market conditions, competitive dynamics, and demographic characteristics that may differ significantly from our existing locations. The Las Vegas market may present challenges including different customer preferences, competitive intensity from existing climbing gyms and fitness alternatives, and economic factors specific to the region. There can be no assurance that The Pad Vegas will achieve membership levels, revenue targets, or profitability comparable to our other locations. Additionally, the success of The Pad Vegas depends on our ability to complete construction and buildout on schedule and within budget, obtain necessary permits and approvals, hire and train qualified staff, and execute an effective marketing and membership acquisition strategy for the new facility. Delays in opening, cost overruns, or slower-than-anticipated membership growth could materially harm our financial condition and our ability to make payments to investors under the revenue share agreement.

The Pad Climbing currently has approximately 12 employees at the management-company level, and approximately 100 employees across its three operating gyms. The Pad Vegas is expected to add approximately 30 additional employees when it opens. Our success depends substantially on the continued services and performance of this small management team, who possess specialized knowledge of our operations, climbing gym management, community building initiatives, and our business strategy. The loss of one or more key personnel could significantly disrupt our operations, delay the opening of The Pad Vegas, or impair our ability to effectively manage our existing facilities. As we expand, we may face challenges in adequately overseeing construction completion, pre-opening activities, staff hiring and training, and the operational ramp-up of The Pad Vegas while simultaneously maintaining quality operations at our existing locations. We do not maintain key person life insurance on any members of our management team. There can be no assurance that we will be successful in attracting, training, and retaining additional qualified personnel as we expand, and our inability to do so could materially harm our business and our ability to generate revenue to make payments under the revenue share agreement.

The proceeds from this offering are intended to help complete construction and buildout of The Pad Vegas and provide working capital during the initial operating period as membership grows. If the offering closes at or near the minimum rather than the maximum, we may need to seek additional equity or debt financing to fully fund the planned launch and maintain the desired working-capital runway. There can be no assurance that we will be able to obtain additional financing on commercially reasonable terms, or at all. Our ability to secure additional capital may depend on factors outside our control, including general economic conditions, investor appetite for fitness and recreation businesses, our operating performance at existing locations, and the progress of The Pad Vegas construction and opening. If we are unable to obtain sufficient additional financing, we may be forced to delay or scale back the completion of The Pad Vegas, reduce our operating plans, or curtail our business activities, any of which could materially harm our ability to generate revenue and make payments under the revenue share agreement. Future equity financings will also result in dilution to existing investors.

Indoor climbing gyms require substantial upfront capital investment and ongoing fixed costs. We must lease or own large commercial spaces with high ceilings suitable for climbing walls, invest in specialized climbing wall construction and safety systems, purchase and maintain climbing holds and equipment, and staff our facilities with trained personnel. These fixed costs continue regardless of membership levels or daily attendance, creating financial pressure during periods of lower revenue such as seasonal fluctuations, economic downturns, or the initial ramp-up period for new locations like The Pad Vegas.

If The Pad Vegas does not achieve sufficient membership and daily usage to cover its fixed operating costs within the anticipated timeframe, we may need to seek additional financing, reduce expenses in ways that could harm the customer experience, or face difficulty meeting our financial obligations including payments under the revenue share agreement. The capital-intensive nature of our business limits our flexibility to quickly adjust costs in response to changing market conditions or lower-than-expected performance.

Rock climbing, even in a controlled indoor environment, is an inherently physical activity that carries risks of injury to participants. Despite safety protocols, trained staff, proper equipment, and participant waivers, we face potential liability for injuries that occur at our facilities. Serious injuries could result in costly litigation, damage to our reputation, loss of members, and difficulty attracting new customers. While we maintain liability insurance, there can be no assurance that our coverage will be adequate to cover all potential claims, that insurance will remain available on commercially reasonable terms, or that a significant incident would not result in reputational harm that materially affects our business.

Insurance costs for climbing gym operations can be substantial and may increase over time or following any incidents at our facilities or in the climbing gym industry generally. Significant increases in insurance premiums, reductions in coverage, or the inability to obtain adequate insurance could materially harm our financial condition and ability to operate. Additionally, regulatory requirements related to safety standards, facility inspections, and operational protocols may change and require additional compliance costs or operational modifications.

The fitness and recreation industry is highly competitive. In the Las Vegas market and our other locations, we compete with other indoor climbing gyms, traditional fitness centers and health clubs, yoga and boutique fitness studios, outdoor recreation options, and other leisure activities for consumers' time and discretionary spending. Some of our competitors may have greater financial resources, more established brand recognition in local markets, lower pricing, more convenient locations, or superior facilities and amenities. The climbing

gym segment has experienced growth in recent years, which may attract new competitors and increase competitive intensity in our markets.

Our ability to attract and retain members depends on factors including our facility quality, location convenience, pricing relative to alternatives, the strength of our community and programming, and overall customer experience. If we are unable to differentiate ourselves effectively or if competitors offer superior value propositions, we may experience lower membership growth, higher member attrition, or pressure to reduce pricing, any of which could materially harm our revenue and ability to make payments under the revenue share agreement. Additionally, changes in fitness trends or consumer preferences away from climbing activities could reduce demand for our services.

Memberships and day passes to climbing gyms represent discretionary spending that consumers may reduce or eliminate during economic downturns, recessions, periods of high inflation, or personal financial hardship. During such periods, consumers typically prioritize essential expenses and may cancel gym memberships, reduce visits, or choose lower-cost fitness alternatives. The Las Vegas market may be particularly sensitive to economic cycles given its dependence on tourism, hospitality, and entertainment industries, which can experience significant volatility.

A sustained economic downturn or reduction in consumer confidence could result in decreased membership sales, higher cancellation rates, reduced daily pass purchases, and lower participation in our classes and programs. Such conditions would directly reduce our revenue and our ability to make payments to investors under the revenue share agreement. We may have limited ability to reduce our fixed costs quickly in response to revenue declines, which could further strain our financial condition.

The Pad Vegas will require a significant ramp-up period to build membership, establish brand awareness in the Las Vegas market, and generate sufficient revenue to cover operating costs. During this initial period, which could extend for a substantial time, we expect the facility to operate at a loss as we incur full operating expenses including rent, staffing, utilities, insurance, and equipment maintenance while membership and daily usage grow gradually. There can be no assurance that The Pad Vegas will achieve break-even operations or profitability within any particular timeframe or at all.

Even if we achieve positive cash flow from operations at The Pad Vegas, we may not generate sufficient revenue to make full payments under the revenue share agreement while also meeting our other financial obligations and funding ongoing capital expenditures required to maintain the facility. Our existing locations may also face profitability challenges due to competition, market conditions, or operational issues. If we do not achieve or maintain profitability across our locations, we may be unable to sustain our business or make payments to investors, and investors could lose their entire investment.

As an operator of commercial fitness and recreation facilities, we are subject to extensive regulation at the federal, state, and local levels. These regulations include building codes and safety standards, health department requirements, Americans with Disabilities Act accessibility requirements, employment and labor laws including minimum wage and overtime regulations, and business licensing and permitting requirements. We must also comply with regulations specific to climbing facilities, which may include safety equipment standards, staff training and certification requirements, facility inspection protocols, and incident reporting obligations.

Changes to existing regulations or the adoption of new laws could require us to modify our facilities, implement new safety protocols, increase staffing levels, enhance training programs, or otherwise incur additional compliance costs. Failure to comply with applicable regulations could result in fines, penalties, temporary closure orders, or restrictions on our ability to operate, any of which could materially harm our business. Additionally, we must comply with data privacy laws governing the collection and use of member information, and evolving privacy regulations could require system upgrades or process changes that increase our operational costs.

Our business depends on customers physically visiting our climbing gym facilities. Events such as pandemics, public health emergencies, natural disasters, or other force majeure events could force temporary closure of our facilities, limit capacity through government mandates or safety protocols, or cause customers to avoid indoor recreational activities due to health concerns. The COVID-19 pandemic demonstrated the vulnerability of fitness and recreation businesses to such disruptions, with many facilities experiencing extended closures and significantly reduced attendance even after reopening.

During any such events, we would continue to incur substantial fixed costs including rent, insurance, and minimum staffing while experiencing severely reduced or eliminated revenue. A prolonged closure or significant reduction in facility usage could deplete our

cash reserves, force us to seek emergency financing, or result in permanent closure of one or more locations. Even after restrictions are lifted, customer behavior may take substantial time to return to pre-event levels, and some members may permanently shift to alternative fitness activities. Any such disruption would materially harm our revenue and our ability to make payments under the revenue share agreement, and a severe or prolonged event could result in business failure and total loss of investment.

The revenue share agreements offered in this offering are not registered under the Securities Act of 1933 and are subject to significant restrictions on transfer. Investors will be required to hold their securities for an indefinite period and should be prepared to bear the economic risk of their investment for the entire duration of the revenue share agreement. There is no public market for these securities, and none is expected to develop. The securities may not be sold or transferred except in very limited circumstances and only pursuant to an available exemption from registration, which may be difficult or impossible to satisfy.

Unlike publicly traded securities or even private equity investments where secondary markets may exist, revenue share agreements typically have no mechanism for investors to exit their investment prior to the agreement reaching its payment cap or termination. Investors will not be able to liquidate their investment in response to changes in our business performance, personal financial needs, or any other circumstances. The illiquid nature of this investment means that investors must be prepared to commit their capital for the long term with no expectation of being able to access those funds, and the investment is suitable only for investors who can afford to lose their entire investment.

Holders of revenue share agreements will not have the governance rights, board representation, or governance protections typically associated with equity ownership. Investors will have no ability to vote on significant corporate actions such as the sale of the company, additional financings, changes in business strategy, executive compensation, or other matters that could materially affect the company's performance and ability to make revenue share payments. Management and investors will have full control over all business decisions, and their interests may not always align with the interests of revenue share investors.

Revenue share investors will have limited information rights compared to equity investors or public company investors. While we will provide certain financial information as required under the revenue share agreement and Regulation Crowdfunding, investors will not have the same access to detailed financial statements, business plans, or strategic information that equity investors might negotiate. Investors will be largely dependent on management's decisions and execution ability with minimal ability to protect their interests or influence the direction of the company. This lack of control and information rights increases the risk of the investment and limits investors' ability to respond to adverse developments.

Investors in this offering will receive a revenue-based loan security rather than equity. Investor payments are tied to a percentage of revenue, subject to the terms of the revenue loan agreement. Under this structure, payments to investors are based on a percentage of our revenue and will be made only to the extent we generate revenue. Unlike debt instruments with fixed payment schedules, revenue share agreements provide no guaranteed payment amounts or timing. If our revenue is lower than anticipated, grows more slowly than expected, or declines due to competitive, economic, or operational challenges, payments to investors will be correspondingly reduced or eliminated. During the initial ramp-up period for The Pad Vegas, we expect revenue to grow gradually as we build membership, and early payments to investors may be minimal or nonexistent. Additionally, the revenue share is calculated based on revenue rather than profit, but our ability to sustain payments over time depends on achieving profitability and maintaining sufficient cash flow to meet all our obligations. If we experience financial distress, we may need to prioritize other obligations such as rent, payroll, and secured debt over revenue share payments. There is no guarantee that investors will receive payments sufficient to return their principal investment, let alone achieve any return, and investors could lose their entire investment.

An investment in these securities is highly speculative and involves a high degree of risk. Investors should invest only if they can afford to lose their entire investment. The Pad Vegas is a new facility that has not yet opened and therefore has no operating history at its new location. However, The Pad previously operated a climbing gym in Henderson, within the greater Las Vegas market, from 2019 through 2025. There can be no assurance that we will successfully complete construction, open the facility as planned, attract sufficient members to generate meaningful revenue, achieve profitability, or sustain operations over the long term. Numerous factors could result in the failure of The Pad Vegas or the broader company, including construction delays or cost overruns, inability to secure additional required financing, failure of the new facility to achieve sufficient market acceptance, competition from other fitness facilities, economic downturns, operational challenges, regulatory issues, or force majeure events. If the business fails, revenue share investors would likely receive little or no return of their capital, as other creditors and obligations would typically have priority in any liquidation or bankruptcy scenario. Even if the business survives, weak financial performance would result in minimal or no payments under the revenue share agreement. Investors should consider this investment as having a risk profile similar to early-stage venture capital, with the potential for total loss of capital.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, The Pad - Las Vegas expects to use proceeds approximately as follows: 41% Facility Completion and Buildout, 27% Climbing and Fitness Equipment, 13% Pre-Opening Staffing and Training, 12.1% Working Capital Reserve, and 6.9% Wefunder fee and related offering expenses. Management intends to prioritize essential facility completion and opening costs, but may adjust allocations based on construction progress, equipment availability, and actual capital needs.

If we raise: **$800,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, The Pad - Las Vegas expects to use proceeds approximately as follows: 32% Facility Completion and Buildout, 23% Climbing and Fitness Equipment, 13% Pre-Opening Staffing and Training, 9% Marketing and Grand Opening Costs, 16.1% Working Capital Reserve, and 6.9% Wefunder fee and related offering expenses. Management expects additional proceeds to expand the working capital reserve and fund marketing efforts, but may reallocate among categories depending on actual project costs and membership ramp-up conditions.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal

than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 4% of its net revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 1.5x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will

automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

N/A: No voting rights

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract with the Company's prior written approval, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class A Common Stock	1000	130	☑

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit

the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect net revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the net revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases

of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $15,000.00
Outstanding principal plus interest: $15,000.00 as of 10/2/2026
Interest rate: 3.75% per annum
Maturity date: 5/13/2050
SBA Economic Injury Disaster Loan (EIDL) | Lender: U.S. Small Business Administration (SBA) | Principal: 15000 | EIDL for working capital operations. Fixed rate 3.75% per annum. Monthly principal and interest payments of $74 over 30-year term, final maturity May 13, 2050. Outstanding balance $15,000 as of both 12/31/2025 and 12/31/2024.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
12/2024	Regulation D	Priced Round	$100,000	General operations
2/2026	Regulation D	Priced Round	$1,500,000	General operations
6/2026	Regulation D	Priced Round	$350,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [x] Yes
- [ ] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: The Pad Climbing, Inc.
Amount Invested: $100,000.00
Transaction type: Equity
Issue date: 12/31/2024
Relationship: Majority parent company (94% voting control)

Name: The Pad Climbing
Amount Invested: $1,500,000.00
Transaction type: Equity
Issue date: 2/4/2026
Relationship: Parent Company

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Nevada corporation (formerly The Pad Origin), majority-owned subsidiary of The Pad Climbing, Inc. (94% parent). Formerly operated a rock climbing/fitness facility in Henderson, NV; now in development stage for a new 17,078 RSF climbing/fitness center at 9400 W. Sahara Ave, Las Vegas, NV.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of September 23, 2026, we had cash and cash equivalents of approximately $800,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $116,506.61 and our current and non-current liabilities, as reflected in available financial statement fields, were $108,877.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $65,342.02.

Based on our current operations, we have a monthly net cash burn of approximately $50,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- Building out a climbing gym

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 loan and approximately $15,000 in aggregate principal obligations. The indebtedness consists of $15,000. The material terms of such indebtedness are described in Item 24 of this Form C and include 3.75 interest rate, maturity on 2050-05-13.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $1,950,000.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to complete and open The Pad Vegas and provide working capital as the gym ramps up operations. Proceeds are expected to be used for remaining construction and buildout costs, climbing and fitness equipment, pre-opening. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Yishai Horowitz**, certify that:

(1) the financial statements of The Pad Vegas Inc included in this Form are true and complete in all material respects; and

(2) the financial information of The Pad Vegas Inc included in this Form reflects accurately the information reported on the tax return for The Pad Vegas Inc filed for the most recently completed fiscal year.

Yishai Horowitz

Yishai Horowitz
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
C. engaging in savings association or credit union activities? ☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

If the Lender is not a Major Lender, the Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 13(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final payment. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 13(a) and Section 13(b) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://thepadclimbing.org/vegas-valley-updates//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- The Pad Vegas Revenue Share Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Kristin Horowitz
- Yishai Horowitz

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

The Pad Vegas Revenue Share Final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kristin Horowitz

Yishai Horowitz

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Pad Vegas Inc

By

Yishai Horowitz

Founder + Chief Business Developer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kristin Horowitz

CEO
10/2/2026

Yishai Horowitz

Founder + Chief Business Developer
10/2/2026

Yishai Horowitz

Founder + Chief Business Developer
10/2/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.